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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

GLOBIX CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37957F200

(CUSIP Number)

September 22, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person CO

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person PN, HC

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Advisors LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person OO, HC

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lampe, Conway & Co. LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person OO, IV

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital International LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person OO, IA

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven G. Lampe

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person IN

CUSIP No. 37957F200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. Conway

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,219,817

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,219,817

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer Globix Corporation (hereinafter, the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 139 Centre Street, New York, NY 10013

Item 2.
	(a)	Name of Person Filing

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, this Schedule 13G is filed on behalf of each of the reporting persons indicated in Item 1 of each of the cover pages of this Schedule 13G.  The information required by this paragraph is set forth in Item 1 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

	(b)	Address of Principal Business Office or, if none, Residence
The information required by this paragraph is set forth on Annex A attached hereto and is incorporated herein by reference.
	(c)	Citizenship
The information required by this paragraph is set forth in Item 4 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.
	(d)	Title of Class of Securities
Common Stock
	(e)	CUSIP Number
37957F200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
The information required by this paragraph is set forth in Item 9 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

LC Capital Master Fund, Ltd. (the “Master Fund”) directly holds 1,219,817 shares (the “Shares”) of the Issuer’s Common Stock, par value $0.01 per share.  The Shares were acquired in two separate transactions as follows: 770,646 shares were acquired on October 16, 2002 and 449,171 shares were acquired on September 22, 2003.

LC Capital Partners, LP (“Partners”) may be deemed to control the Master Fund by virtue of Partners’ ownership of approximately 54.31% of the outstanding shares of the Master Fund.  Accordingly, Partners may be deemed to have a beneficial interest in the Shares.  In addition, since LC Capital Advisors LLC (“Advisors”) is the sole general partner of Partners, Advisors may also be deemed to have a beneficial interest in the Shares.  Each of Partners and Advisors disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

Lampe, Conway & Co. LLC (“LC&C”) acts as investment manager to Partners and the Master Fund pursuant to certain investment management agreements.  LC Capital International LLC (“International”) acts as investment advisor to the Master Fund pursuant to an investment advisory agreement.  Since LC&C and International share voting and dispositive power over the Shares by virtue of the aforementioned agreements

(the “Agreements”), LC&C and International may each be deemed to have a beneficial interest in the Shares.   Each of LC&C and International disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

Steven G. Lampe (“Lampe”) and Richard F. Conway (“Conway”) act as the sole managing members of each of Advisors, LC&C and International and each of Lampe and Conway may be deemed to control each such entity.  Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of Advisors’ indirect deemed control of the Master Fund and LC&C’s and International’s respective power to vote and/or dispose of the Shares pursuant to the Agreements.  Each of Lampe  and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

(b)	Percent of class:

The information required by this paragraph is set forth in Item 11 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  Such information is based upon 16,460,000 shares of Common Stock, par value $0.01 per share, outstanding as reflected in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2003 as filed with the Securities and Exchange Commission as of August 20, 2003.  The information in Item 4(a) above is incorporated herein by reference.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

The information required by this subparagraph is set forth in Item 5 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

	(ii)	Shared power to vote or to direct the vote

The information required by this subparagraph is set forth in Item 6 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

	(iii)	Sole power to dispose or to direct the disposition of

The information required by this subparagraph is set forth in Item 7 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

	(iv)	Shared power to dispose or to direct the disposition of

The information required by this subparagraph is set forth in Item 8 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The Master Fund directly acquired all of the Shares being reported on by Partners and Advisors.  Partners directly holds approximately 54.31% of the outstanding shares of the Master Fund and may be deemed to control the Master Fund.  Advisors is the sole general partner of Partners and may also be deemed to control the Master Fund.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2003	LC Capital Master Fund, Ltd.

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

Date: October 10, 2003	LC Capital Partners, LP

	By:	LC Capital Advisors LLC,
its General Partner

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: October 10, 2003	LC Capital Advisors LLC

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: October 10, 2003	Lampe, Conway & Co. LLC

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: October 10, 2003	LC Capital International LLC

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: October 10, 2003	/s/ Steven G. Lampe
Steven G. Lampe

Date: October 10, 2003	/s/ Richard F. Conway
Richard F. Conway

ANNEX A

Address of Principal Business Office or, if none, Residence

LC Capital Master Fund, Ltd.

c/o Trident Fund Services (B.V.I.) Limited

P.O. Box 146

Waterfront Drive

Wickhams Cay

Road Town, Tortola

British Virgin Islands

LC Capital Partners, LP

680 Fifth Avenue, Suite 1202

New York, NY  10019

LC Capital Advisors LLC

680 Fifth Avenue, Suite 1202

New York, NY  10019

Lampe, Conway & Co. LLC

680 Fifth Avenue, Suite 1202

New York, NY  10019

LC Capital International LLC

680 Fifth Avenue, Suite 1202

New York, NY  10019

Steven G. Lampe

680 Fifth Avenue, Suite 1202

New York, NY  10019

Richard F. Conway

680 Fifth Avenue, Suite 1202

New York, NY  10019